UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ/MF) 02.558.157/0001-62

Company Registry (NIRE) 35.3.001.5881-4

NOTICE TO THE MARKET

CONFIRMATION OF THE AMOUNT PER SHARE TO BE PAID AS A RESULT OF THE CAPITAL REDUCTION APPROVED AT THE EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON MARCH 12, 2026

In continuity to the Material Facts of December 9, 2025, March 12, 2026 and May 15, 2026, Telefônica Brasil S.A. ("Company") announces to its shareholders that no acquisitions, divestitures or cancellations of shares held in treasury were made under the Company’s Share Buyback Program. Thus, the amount per share to be paid for the Capital Reduction approved at the Extraordinary Shareholders’ Meeting held on March 12, 2026, remains unchanged as described in the table below:

Type of Event	Approval Date	Shareholding Position	Total Reduction Amount (R$)	Amount per Share (R$)	Payment Date
Capital Reduction	03/12/2026	05/22/2026	4,000,000,000.00	1.25171862845	07/14/2026

The amount resulting from the Capital Reduction will be paid in a single installment on July 14, 2026, as determined by the Company’s Board of Directors, individually to each shareholder and in proportion to their respective shareholdings in the Company’s capital stock, based on the Company’s records as of this date. After May 22, 2026, the Company’s shares will be traded as “ex-reimbursement rights”.

São Paulo, May 22, 2026.

Rodrigo Rossi Monari CFO and Investor Relations Officer Telefônica Brasil – Investor Relations Email: ir.br@telefonica.com https://ri.telefonica.com.br/en

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 22, 2026	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director